Legacy Acquisition Corp.

1308 Race Street, Suite 200

Cincinnati, OH 45202

November 14, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn: Russell Mancuso

Re:	Legacy Acquisition Corp.
Registration Statement on Form S-1
Filed October 25, 2017, as amended
File No. 333-221116

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legacy Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, November 16, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Edwin J. Rigaud
Edwin J. Rigaud
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP